Room 4561

January 25, 2007

Peter S. Norman
Chief Financial Officer and Principal Accounting Officer
Chordiant Software, Inc.
20400 Stevens Creek Blvd., Suite 400
Cupertino, California 95014

   Re: Chordiant Software, Inc.
     Form 10-K for Fiscal Year Ended September 30, 2005
     Form 10-Q for Fiscal Quarter Ended December 31, 2005
     Form 10-Q for Fiscal Quarter Ended March 31, 2006
     Forms 8-K Filed on February 9, May 4 and August 8, 2006
     File No. 0-29357

Dear Mr. Norman,

   We have reviewed your response letter dated November 13, 2006 and the above referenced filings and have the following comments.

Form 10-K for Fiscal Year Ended September 30, 2005

Note 2 – Summary of Significant Accounting Policies

1. We are considering your responses to comment 1 of our letter dated October 27, 2006 and comment 2 of our letter dated August 8, 2006. With regard to your allocation of revenue between services and licenses for purposes of complying with Rule 5-03(1) of Regulation S-X, please explain why you believe that your allocation is "more beneficial and meaningful to readers of the financial statements." Your response should include, but not be limited to, a discussion of your consideration of presenting a separate line item for revenue arising from contract accounting. In this regard, since the software and services are integral to each other, explain why the allocation is meaningful. In addition, please quantify the amount of revenue recognized in this manner in each of the periods presented.

2. We note that when you sell additional licenses related to the original licensing agreement accounted for under SOP 81-1, revenue is recognized upon delivery if the project has reached the go-live date, or if the project has not reached the go-live date, revenue is recognized under the percentage-of-completion method. Please clarify whether these additional licenses were contemplated in the original arrangement. Further, explain whether these additional licenses also require

"essential" services that result in the recognition of additional revenue under the SOP 81-1 model. Please explain your basis for accounting for these additional licenses.

3. As a result of the customization or installation services performed, tell us whether as a result of these "essential" services there is any impact on the nature or change in the extent of the post-contract customer support services provided to these customers. In addition, tell us whether you have the ability to subsequently license the modified software to other customers or whether the customizations are unique to each customer.

4. Refer to your response to comment 2 of our letter dated October 27, 2006. Tell us whether these arrangements include post-contract customer support (PCS). If so, describe your recognition of PCS revenue for these arrangements including the allocation basis used (i.e., VSOE based on renewal rates).

5. With regard to arrangements that include a subscription element and an element within the scope of SOP 81-1, provide us with an analysis that identifies the appropriate paragraphs of SOP 97-2 that support your revenue recognition model. In addition, your response should provide your consideration of paragraph 12 of SOP 97-2 in evaluating how your revenue recognition model complies with that standard.

6. For the arrangement discussed in comment 2 of our letter dated October 27, 2006, please clarify how you are able to estimate the range of possible costs associated with the subscription element or to estimate the progress toward completion for the arrangement when the subscription element requires the delivery of unspecified additional software products. That is, explain why you believe that you can estimate a profit for one of the deliverables while you do not have a basis within GAAP to allocate the arrangement fee to the deliverables. In addition, it is unclear from your response how you account for contract costs capitalized under SOP 81-1 in periods when ratable recognition is utilized because it results in the lesser of the two methods.

Form 8-K filed on December 8, 2006

7. We note your presentation of several non-GAAP measures of net loss and your explanation of the reasons why you believe that these measures are useful to investors. We note that you present non-GAAP measures that exclude stock-based compensation and amortization of intangible assets. It is unclear how your disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we note no substantive discussion of why it is useful for investors to evaluative the performance "of the on-going operating business" by disregarding expenses that are viewed as similar to cash compensation by the recipients and that appear to be issued for purposes of motivating employees to

achieve your performance goals. Similarly, it is not clear why it is useful to exclude the amortization of intangible assets when these costs relate to assets used in generating your revenue. We also note that you have not provided sufficient disclosures regarding any limitations of these measures and how management compensates for those limitations. We believe that detailed disclosures should be provided for each adjustment to your GAAP results. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Please enhance your disclosures or explain to us how you have adequately addressed Question 8 of the FAQ.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Branch Chief - Accounting